Exhibit 99.1

REG TECHNOLOGIES INC.

#240 – 11780 Hammersmith Way
Richmond, BC  V7A 5E9

Phone:  604-278-5996     Fax:  604-278-3409

Toll Free: 800-665-4616

To:

The Shareholders of Reg Technologies Inc.

And To:

British Columbia Securities Commission

P.O. Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, British Columbia

The undersigned, on behalf of the Board of Directors of Reg Technologies Inc. (the “Board”), hereby confirms that the Board has reviewed the attached Notice of Change of Auditor, and the letter from the former auditor of the company, James Stafford, Inc., Chartered Accountants.

Dated at Richmond, British Columbia this 20th day of July, 2009.

By and on behalf of the Board of Directors of Reg Technologies Inc.

“John Robertson”

John Robertson, President.